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                             March 1, 2023

       Ted Sharp
       Chief Financial Officer
       Timberline Resources Corp
       101 East Lakeside Avenue
       Coeur d   Alene, Idaho 83814

                                                        Re: Timberline
Resources Corp
                                                            Form 10-K for the
Fiscal Year ended September 30, 2022
                                                            Filed December 29,
2022
                                                            File No. 001-34055

       Dear Ted Sharp:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended September 30, 2022

       Description Of Properties, page 18

   1. We note that you have identified multiple mining properties in this section without differentiating between
material and non-material properties, based on the guidance in
                                                        Item 1301 of Regulation
S-K, and without providing or distinguishing between the
                                                        summary and individual
property disclosures.

                                                        Please modify your
disclosures as necessary to identify each of the properties as being either material or not
material based on the guidance referenced above, and to include all of the information
prescribed for summary disclosures in Item 1303(b) of Regulation S-K, including a map or maps
showing the locations of all properties, an overview, and a
                                                        summary tabulation of
resources and reserves. Such disclosures should include
                                                        information that is
material to an investor's understanding of your properties and mining operations in the
aggregate, and include, where appropriate, reference to, rather than
 Ted Sharp
FirstName
TimberlineLastNameTed
            Resources CorpSharp
Comapany
March      NameTimberline Resources Corp
       1, 2023
March2 1, 2023 Page 2
Page
FirstName LastName
         duplication of, the disclosures pertaining to material properties in the section that follows.

         The summary disclosures should be clearly identified and positioned in advance of the individual property disclosures required by Item 1304(b) of Regulation S-K.
Lookout Mountain Gold Resources, page 25

2. We understand from your disclosures of mineral resources in this section that you would regard Lookout Mountain as a material property for which individual property disclosures are required pursuant to Item 1304(b) of Regulation S-K. With regard to this property, please address the following points.

                Please amend your filing to (i) include the technical report summary that is required to support your disclosure of resources by Item 1302(b) of Regulation S-K, as an exhibit, or (ii) remove disclosures of resources in the event you are unable to provide a technical report summary from a qualified person, as defined in
Item 1300 of
              Regulation S-K. If you are able to obtain and file a technical report summary, please ensure that the qualified person is aware of, and adheres to, the content requirements set forth in Item 601(b)(96) of Regulation S-K.

                Disclose your resource pricing and metallurgical recovery to comply with Item
              1304(d)(1) of Regulation S-K.

                Provide a reconciliation between your current and prior year resource estimates to comply with Item 1304(e) of Regulation S-K.

                Disclose the book value of your material properties to comply with Item
              1304(b)(2)(iii) of Regulation S-K.

         With regard to the final point, please submit the revisions that you propose to include comparable details for each material property.
Seven Troughs Project, page 51

3. Based on your disclosures, it appears that you may consider the Seven Troughs Project as a material property, following the guidance in Item 1301 of Regulation S-K.

         If this is correct, expand your disclosure to provide a clear description of the location of the property, including a map having an accuracy to within one-mile, using an easily recognizable coordinate system, to comply with Item 1304(b)(1)(i) of Regulation S-K.

         Please address this requirement for each material property. Controls and Procedures, page 80

4. We note your disclosure indicating that based on an evaluation of the effectiveness of the design and operations of your disclosure controls and procedures, you concluded that such
 Ted Sharp
Timberline Resources Corp
March 1, 2023
Page 3
         controls and procedures were effective as of September 30, 2022. You disclose a similar conclusion in your subsequent interim report, as of December 31, 2022.

         Given the observations made in the other comments in this letter, it appears that you should revisit and update this disclosure in connection with the amendment that will be required to clarify that disclosure controls and procedures were not actually effective when originally filing the annual report for the most recent fiscal year.

         Please also disclose the measures that you will undertake to ensure that future reports include all of the required information.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Cannarella, Staff Accountant, at (202) 551-3337 with any questions regarding comments on accounting matters, or Ken Schuler, Mining Engineer, at (202)
551-3718 with any questions regarding comments on the mineral property disclosures. You may contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.



FirstName LastNameTed Sharp                                    Sincerely,
Comapany NameTimberline Resources Corp
                                                               Division of
Corporation Finance
March 1, 2023 Page 3                                           Office of Energy
& Transportation
FirstName LastName